Via EDGAR (Correspondence)

May 22, 2015

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-09305

Dear Ms. Hayes:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” “we,” “us” or similar terms) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 8, 2015.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations – Global Wealth Management, page 47

Asset Management and Service Fees, page 48

1.	We note that the value of assets in fee-based accounts at December 31, 2014 increased to $34.9 billion from $29.0 billion at December 31, 2013, of which 52.9% is attributable to net inflows and 47.1% is attributable to market appreciation. You represented in your response letter dated July 12, 2013 that you would include a roll-forward of your assets under management that separately presents gross client inflows, gross client outflows and market appreciation/depreciation in future filings. Please direct us to where we can find such disclosure or confirm to us that you will provide this disclosure in future filings. Please provide the roll-forward at the asset class level.

Response:

The following table summarizes the changes in our assets in fee-based accounts for the twelve months ended December 31, 2014 (in thousands):

Balance at December 31, 2013	$29,025,210
Inflows	4,926,378
Outflows	(1,800,500)
Market appreciation	2,786,298

Balance at December 31, 2014	$34,937,386

In response to the Staff’s comment, we will include a roll-forward of our assets in fee-based accounts that separately presents gross client inflows, gross client outflows, and market appreciation/depreciation starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2015, and in other applicable future filings.

III. Loan Portfolio, page 58

2.	Please disclose the principal and interest amount of loans 90 days past due and still accruing as well as the amount of potential problem loans. Refer to Item III C.1 and C.2 of Industry Guide 3.

Response:

Please be advised that there were no loans past due 90 days and still accruing interest at December 31, 2014 and 2013. Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which we have concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. We monitor these loans closely and review their performance on a regular basis. At December 31, 2014, we had $6.6 million of potential problem loans, which were not included in non-accrual or restructured loans.

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 97

Note 9 – Bank Loans, page 137

3.	We note that your gross bank loans are a significant portion of your total assets. We also note that certain disclosures required by ASC 310 do not appear to be disclosed within this note. Please expand your disclosure in future filings to address the following:

•	Provide a discussion of the risk characteristics of each portfolio segment pursuant to ASC 310-10-50-11B(a)(2).

•	Disclose the balance of your allowance for loan losses and the recorded investment in financing receivables by impairment methodology. Refer to ASC 310-10-50-11B(g) through 50-11B(h).

•	We note from your disclosure on page 128 that you use delinquency rates, charge-off rates, and internal risk ratings to assess the credit quality of your loan portfolio. Please disclose the credit quality information for each class of financing receivable pursuant to ASC 310-10-50-29 and 50-30.

•	Disclose the recorded investment for your financing receivables 90 days past due and still accruing and an aging analysis of the recorded investment in financing receivables that are past due. Refer to ASC 310-10-50-7(b) and 50-7A.

•	Disclose your policy for determining which loans are individually assessed for impairment pursuant to ASC 310-10-50-15(d), as well as the qualitative disclosures for impaired loans pursuant to ASC 310-10-50-15(a) and 50-15(c).

•	Disclose your accounting policy for determining when a troubled debt restructuring (“TDR”) has been granted to a borrower, and provide your impairment policy for TDRs. Revise to present the required TDR disclosures found at ASC 310-10-50-33 and 50-34.

Response:

In response to the Staff’s comment, we will include additional disclosures, starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2015, and in other applicable future filings to:

•	Provide a discussion of the risk characteristics of each portfolio segment pursuant to ASC 310-10-50-11B(a)(2).

•	Disclose the balance of our allowance for loan losses and the recorded investment in financing receivables by impairment methodology pursuant to ASC 310-10-50-11B(g) through 50-11B(h).

•	Disclose the credit quality information for each class of financing receivable pursuant to ASC 310-10-50-29 and 50-30.

•	Disclose the recorded investment for our financing receivables 90 days past due and still accruing and an aging analysis of the recorded investment in financing receivables that are past due pursuant to ASC 310-10-50-7(b) and 50-7A.

•	Disclose our policy for determining which loans are individually assessed for impairment pursuant to ASC 310-10-50-15(d), as well as the qualitative disclosures for impaired loans pursuant to ASC 310-10-50-15(a) and 50-15(c).

•	Disclose our accounting policy for determining when a TDR has been granted to a borrower, and provide our impairment policy for TDRs pursuant to ASC 310-10-50-33 and 50-34.

The revised disclosure is presented in Appendix A hereto.

Note 22 – Employee Incentive, Deferred Compensation, and Retirement Plans, page 141

4.	Revise your disclosure in future filings to discuss the method used and assumptions made in determining the fair value of your equity compensation awards (e.g., stock units, restricted stock, etc.). Refer to ASC 718-10-50-2(f).

Response:

Please be advised that the fair value of our restricted stock award grants is based on the closing price our common stock on the date of grant and we have made no other significant assumptions in determining fair value.

The Company acknowledges the Staff’s comment and will include the applicable disclosure described in the previous paragraph in future filings to discuss the specific methods used and the assumptions made in determining the fair value of our equity compensation awards in accordance with ASC 718-10-50-2(f).

Note 26 – Earnings per Share (“EPS”), page 149

5.	Clarify whether your restricted stock, restricted stock units and any other incentive stock award plans earn dividends or dividends equivalents. Please tell us whether the dividends or dividend equivalents credited to unvested awards are forfeitable and if not, whether the two-class method of computing earnings per share is necessary and would be materially different from your reported EPS. Please refer to ASC 260-10-45-61A.

Response:

Please be advised that nearly all of our stock-based awards are in the form of restricted stock units (RSUs). RSU grants to employees contain forfeitable rights to dividends or dividend equivalents, and are subject to forfeiture if the underlying awards do not vest. Accordingly, these awards are not considered to be participating securities that should be included in our computation of basic earnings per share under the two-class method as stated in ASC 260-10-45-61A.

Please be advised that RSUs issued to our non-employee directors, which represent a small portion of our stock-based awards, contain non-forfeitable rights to dividends or dividend equivalents and are considered to be participating securities.

As of December 31, 2014, 2013, and 2012, outstanding RSUs held by our non-employee directors were 204,885, 188,262, and 177,815, respectively, while the average shares outstanding used in the basic computation of earnings per share were 66,472,000, 63,568,000, and 53,563,000, at December 31, 2014, 2013, and 2012, respectively. Based on this, we have determined that applying the two-class method of computing earnings per share is not necessary, as it is not materially different from our reported earnings per share.

In future filings, we will include the following additional disclosure, to the extent applicable:

“The holders of unvested restricted awards have forfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities. Restricted awards issued to our non-employee directors contain non-forfeitable rights to dividend or dividend equivalents and therefore, qualify as participating securities. Applying the two-class method of computing earnings per share would not differ materially from our computation of basic earnings per share.”

Item 15. Exhibits and Financial Statement Schedules

6.	We note the reference on page 155 to your 2007 Incentive Stock Plan, but we are unable to locate a copy of this Plan in your filing. Please direct us to the document, or file it in accordance with Item 601(b)(10)(iii)(B) of Regulation S-K.

Response:

The Stifel Financial Corp. 2007 Incentive Stock Plan was filed as Annex I to the Company’s definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders filed with the Commission on May 22, 2007. The Company inadvertently omitted reference to this document in the exhibit index included in its Annual Report on Form 10-K for the year ended December 31, 2014 and will, to the extent appropriate, include such reference in the exhibit index in its Annual Report on Form 10-K for the year ended December 31, 2015.

****

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer
David M. Minnick, Senior Vice President and General Counsel
Mark P. Fisher, Senior Vice President and General Counsel

Appendix A

NOTE [ ● ] – Bank Loans

The following table presents the balance and associated percentage of each major loan category in our loan portfolio at June 30, 2015 and December 31, 2014 (in thousands, except percentages):

	June 30, 2015			December 31, 2014
	Balance	Percent		Balance	Percent
Commercial and industrial	$		%	$896,853	42.4%
Consumer [1]				758,288	35.8
Residential real estate				432,646	20.4
Commercial real estate				15,902	0.8
Home equity lines of credit				12,945	0.6
Construction and land				—	—

			%	2,116,634	100.0%
Unamortized loan discount				(30,533)
Unamortized loan fees, net of loan fees				(1,631)
Loans in process				1,681
Allowance for loan losses				(20,731)

	$			$2,065,420

[1]	Includes securities-based loans of $[ ● ] million and $732.8 million at June 30, 2015 and December 31, 2014, respectively.

At June 30, 2015 and December 31, 2014, Stifel Bank had loans outstanding to its executive officers, directors, and their affiliates in the amount of $[ ● ] million and $0.6 million, respectively, and loans outstanding to other Stifel Financial Corp. executive officers, directors, and their affiliates in the amount of $[ ● ] million and $5.3 million, respectively.

At June 30, 2015 and December 31, 2014, we had mortgage loans held for sale of $[ ● ] million and $121.9 million, respectively. For the three months ended June 30, 2015 and 2014, we recognized gains of $[ ● ] million and $1.7 million, respectively, from the sale of originated loans, net of fees and costs. For the six months ended June 30, 2015 and 2014, we recognized gains of $[ ● ] million and $2.9 million, respectively, from the sale of originated loans, net of fees and costs.

The following table details activity in the allowance for loan losses by portfolio segment for the three and six months ended June 30, 2015 (in thousands).

Three months ended June 30, 2015
	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial and industrial	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

	$	$	$	$	$

Six months ended June 30, 2015
	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial and industrial	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

	$	$	$	$	$

The following table presents the recorded balances of loans and amount of allowance allocated based upon impairment method by portfolio segment at June 30, 2015 (in thousands):

	Allowance for Loan Losses			Recorded Investment in Loans
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial and industrial	$	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land
Unallocated

	$	$	$	$	$	$

The following table details activity in the allowance for loan losses by portfolio segment for the three and six months ended June 30, 2014 (in thousands).

Three months ended June 30, 2014
	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial and industrial	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

	$	$	$	$	$

Six months ended June 30, 2014
	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial and industrial	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

	$	$	$	$	$

The following table presents the recorded balances of loans and amount of allowance allocated based upon impairment method by portfolio segment at June 30, 2014 (in thousands):

	Allowance for Loan Losses			Recorded Investment in Loans
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial and industrial	$	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land
Unallocated

	$	$	$	$	$	$

The following table presents the recorded balances of loans and amount of allowance allocated based upon impairment method by portfolio segment at December 31, 2014 (in thousands):

	Allowance for Loan Losses			Recorded Investment in Loans
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial and industrial	$—	$16,609	$16,609	$—	$896,853	$896,853
Consumer	13	1,242	1,255	13	758,275	758,288
Residential real estate	87	700	787	378	432,268	432,646
Commercial real estate	23	209	232	228	15,674	15,902
Home equity lines of credit	149	118	267	323	12,622	12,945
Construction and land	—	—	—	—	—	—
Unallocated	—	1,581	1,581	—	—	—

	$272	$20,459	$20,731	$942	$2,115,692	$2,116,634

In determining the amount of our allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of the written agreement and other regulatory input. If our assumptions prove to be incorrect, our current allowance may not be sufficient to cover future loan losses and we may experience significant increases to our provision.

There are two components of the allowance for loan losses: the inherent allowance component and the specific allowance component.

The inherent allowance component of the allowance for loan losses is used to estimate the probable losses inherent in the loan portfolio and includes non-homogeneous loans that have not been identified as impaired and portfolios of smaller balance homogeneous loans. The Company maintains methodologies by loan product for calculating an allowance for loan losses that estimates the inherent losses in the loan portfolio. Qualitative and environmental factors such as economic and business conditions, nature and volume of the portfolio and lending terms, and volume and severity of past due loans may also be considered in the calculations. The allowance for loan losses is maintained at a level reasonable to ensure that it can adequately absorb the estimated probable losses inherent in the portfolio.

The specific allowance component of the allowance for loan losses is used to estimate probable losses for non-homogeneous exposures, including loans modified in a Troubled Debt Restructuring (“TDR”), which have been specifically identified for impairment analysis by the Company and determined to be impaired. At June 30, 2015, we had $[ ● ] million of non-accrual loans, net of discounts, which included $[ ● ] million in troubled debt restructurings, for which there was a specific allowance of $[ ● ] million. At December 31, 2014, we had $4.9 million of non-accrual loans, net of discounts, which included $1.0 million in troubled debt restructurings, for which there was a specific allowance of $0.3 million. The gross interest income related to impaired loans, which would have been recorded had these loans been current in accordance with their original terms, and the interest income recognized on these loans during the three and six months ended June 30, 2015 and 2014, were insignificant to the consolidated financial statements.

The tables below present loans that were individually evaluated for impairment by portfolio segment at June 30, 2015 and December 31, 2014, included the average recorded investment balance (in thousands):

	June 30, 2015
	Unpaid Contractual Principal Balance		Recorded Investment with No Allowance		Recorded Investment with Allowance		Total Recorded Investment		Related Allowance		Average Recorded Investment
Commercial and industrial	$		$		$		$		$		$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

Total	$		$		$		$		$		$

	December 31, 2014
	Unpaid Contractual Principal Balance		Recorded Investment with No Allowance		Recorded Investment with Allowance		Total Recorded Investment		Related Allowance		Average Recorded Investment
Commercial and industrial		$—		$—		$—		$—		$—		$—
Consumer		13		—		13		13		13		15
Residential real estate		5,006		3,944		377		4,321		87		4,646
Commercial real estate		228		—		228		228		23		235
Home equity lines of credit		323		—		323		323		149		323
Construction and land		—		—		—		—		—		—

Total		$5,570		$3,944		$941		$4,885		$272		$5,219

The following table presents the aging of the recorded investment in past due loans at June 30, 2015 and December 31, 2014 by portfolio segment (in thousands):

As of June 30, 2015
	30 – 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Commercial and industrial	$	$	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

Total	$	$	$	$	$

As of June 30, 2015 *
	Non-accrual	Restructured	Total
Commercial and industrial	$	$	$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

Total	$	$	$

*	There were no loans past due 90 days and still accruing interest at June 30, 2015.

	As of December 31, 2014
	30 – 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Commercial and industrial	$—	$—	$—	$896,853	$896,853
Consumer	28	14	42	758,246	758,288
Residential real estate	6,603	4,834	11,437	421,209	432,646
Commercial real estate	—	—	—	15,902	15,902
Home equity lines of credit	—	—	—	12,945	12,945
Construction and land	—	—	—	—	—

Total	$6,631	$4,848	$11,479	$2,105,155	$2,116,634

	As of December 31, 2014 *
	Non-accrual	Restructured	Total
Commercial and industrial	$—	$—	$—
Consumer	13	—	13
Residential real estate	4,321	504	4,825
Commercial real estate	228	—	228
Home equity lines of credit	323	—	323
Construction and land	—	—	—

Total	$4,885	$504	$5,389

*	There were no loans past due 90 days and still accruing interest at December 31, 2014.

Credit quality indicators

As of June 30, 2015, bank loans were primarily extended to non-investment grade borrowers. Substantially all of these loans align with the U.S. Federal bank regulatory agencies’ definition of Pass. Loans meet the definition of Pass when they are performing and/or do not demonstrate adverse characteristics that are likely to result in a credit loss. A loan is determined to be impaired when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued (“non-accrual status”), and any accrued and unpaid interest income is reversed.

We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. Trends in delinquency ratios are an indicator, among other considerations, of credit risk within our loan portfolios. The level of nonperforming assets represents another indicator of the potential for future credit losses. Accordingly, key metrics we track and use in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and our internal risk ratings of the loan portfolio. In general, we are a secured lender. At June 30, 2015 and December 31, 2014, [ ● ]% and 95.8% of our loan portfolio was collateralized, respectively. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction. The Company uses the following definitions for risk ratings:

Pass. A credit exposure rated pass has a continued expectation of timely repayment, all obligations of the borrower are current, and the obligor complies with material terms and conditions of the lending agreement.

Special Mention. Extensions of credit that have potential weakness that deserve management’s close attention, and if left uncorrected may, at some future date, result in the deterioration of the repayment prospects or collateral position.

Substandard. Obligor has a well-defined weakness that jeopardizes the repayment of the debt and has a high probability of payment default with the distinct possibility that the Company will sustain some loss if noted deficiencies are not corrected.

Doubtful. Inherent weakness in the exposure makes the collection or repayment in full, based on existing facts, conditions and circumstances, highly improbable, and the amount of loss is uncertain.

Doubtful loans are considered impaired. Substandard loans are regularly reviewed for impairment. When a loan is impaired the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Portfolio segments:

Commercial and industrial (C&I). C&I loans primarily include commercial and industrial lending used for general corporate purposes, working capital and liquidity, and “event-driven.” “Event-driven” loans support client merger, acquisition or recapitalization activities. C&I lending is structured as revolving lines of credit, letter of credit facilities, term loans and bridge loans. Risk factors considered in determining the allowance for corporate loans include the borrower’s financial strength, seniority of the loan, collateral type, leverage, volatility of collateral value, debt cushion, and covenants.

Consumer. Consumer loans primarily include securities-based lending that allows clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities or refinancing margin debt. The majority of consumer loans are structured as revolving lines of credit and letter of credit facilities and are primarily offered through Stifel’s Pledged Asset (“SPA”) program. The allowance methodology for securities-based lending considers the collateral type underlying the loan.

Real Estate. Real estate loans include commercial real estate, residential real estate non-conforming loans, residential real estate conforming loans and home equity lines of credit. The allowance methodology real estate loans considers several factors, including, but not limited to, loan-to-value ratio, FICO score, home price index, delinquency status, credit limits, and utilization rates.

Based on the most recent analysis performed, the risk category of our loan portfolio was as follows: (in thousands):

	As of June 30, 2015
	Pass		Watch		Substandard		Doubtful		Total
Commercial and industrial	$		$		$		$		$
Consumer
Residential real estate
Commercial real estate
Home equity lines of credit
Construction and land

Total	$		$		$		$		$

	As of December 31, 2014
	Pass		Watch		Substandard		Doubtful		Total
Commercial and industrial		$896,853		$—		$—		$—		$896,853
Consumer		758,246		28		14		—		758,288
Residential real estate		421,209		6,603		4,834		—		432,646
Commercial real estate		15,902		—		—		—		15,902
Home equity lines of credit		12,945		—		—		—		12,945
Construction and land		—		—		—		—		—

Total		$2,105,155		$6,631		$4,848		$—		$2,116,634